
July 7, 2016

Mail Stop 4561

Maksim Charniak
Chief Executive Officer
Glolex, Inc.
Unit 9647
13 Freeland Park
Wareham Road
Poole BH16 6F
United Kingdom

> **Re: Glolex, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-211986**
> **Filed June 13, 2016**

Dear Mr. Charniak:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your prospectus cover page, risk factors, and future sales by existing stockholders to clarify that you are a shell company as defined in Rule 405 of the Securities Act. Where appropriate, disclose that holders of your securities will not be able to resell their securities in reliance on Rule 144 until such time you meet the requirements of Rule 144(i)(2).

2.   Please clarify where your principal executive offices are located and where you will
conduct your business operations, including administrative functions, sales and
marketing, and software development. We note that you provide an address at "Unit
9647 13 Freeland Park, Wareham Road, Poole BH16 6F, United Kingdom." However,
this address appears to be a mail forwarding service. Further, on page 31, you indicate
that your sole officer and director, Maksim Charniak, is the director of his own private
law firm in "Vilnus," while you indicate on page 29 that your initial market will be the
United Kingdom. It is unclear whether your operations are conducted primarily in the
United Kingdom or Lithuania.

Prospectus Summary

General

3.   Please revise your reference to "unaudited" financial statements on pages 4 and 6.

Risk Factors

General

4.   Please address the risks involved in properly screening lawyers that will provide advice
on your platform. Further, please revise your Description of Business on how you will
screen these lawyers that use your platform and limit users to residents of the
jurisdictions where the lawyers on your platform are authorized to practice law.

Our business and services subject the Company to complex regulations regarding the
unauthorized practice of law …, page 6

5.   Please add a risk factor or revise this risk factor to address any potential legal malpractice
claims by your users for the legal advice they receive from the lawyers through your
platform. Also, please clarify whether your lack of any insurance, as disclosed on page
29, is a material risk to your operations and liquidity.

Because our sole officer and director will own more than 50% of our outstanding common stock
…, page 10

6.   Your disclosure indicates that Mr. Charniak "will own more than 50% of the outstanding
shares of [y]our common stock." We note that you are offering the public more than
50% of your shares of common stock outstanding, so Mr. Charniak may own as low as
37.5% of the outstanding shares upon the close of the offering. Please clarify whether
there are any agreements or plans that would allow Mr. Charniak to maintain a majority
interest in Glolex after the initial public offering has been completed. Further, please
revise your beneficial ownership table on page 34 to indicate Mr. Charniak's beneficial
ownership after the offering, assuming all the shares are sold.

Our executive officers do not reside in the United States…, page 11

7.   Please revise to disclose the country where your sole officer and director resides.

Use of Proceeds, page 15

8.   The expenses in the "If 25% offered sold" column exceed the amount of gross proceeds. However, it appears the amounts included in the table on page 24 equal the gross proceeds of $25,000, net of those expenses that will be paid by your director. Please revise your disclosures accordingly.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 17

9.   You disclose throughout the filing that you will require minimum funding of approximately $42,000 to conduct your proposed operations for a period of one year. However, elsewhere you disclose that you will need a minimum of $33,000. Please revise to clarify whether $42,000 or $33,000 is the required minimum funding amount needed for the next twelve months.

10.   You disclose on page 26 that a minimum of $33,000 (or $42,000 according to page four) is necessary to implement your business plan, or you will be "forced to scale back of abandon the implementation of [your] 12-month plan of operations." Please revise to clarify if you have any plans or agreements as to how you will operate if you fail to raise the necessary funds through the offering or other sources of financing. For example, please clarify whether you have plans to sell your corporate shell or enter a prospective reverse merger transaction.

Description of Business

In General, page 26

11.   Please revise to describe the current state of development of your website and mobile application. On pages 26 and 27, you describe various features and functionality of your proposed website and mobile application, and additional services that you plan to offer. Please clarify whether any of these features or functions actually exists, either in completed form or in a prototype, or whether they are features and functionality that do not currently exist and may not be available when your website and mobile application is brought to market. Further, please identify your website's URL.

Anonymity, page 27

12.   Please clarify how your legal consulting advice service may be provided anonymously. It is unclear whether the lawyers will know the identities of their clients through your platform. If the lawyers will not know the identity of their clients, please clarify how this kind of anonymous advice is compliant with the regulation of legal industry where your platform is offered.

We are not a law firm, page 27

13.   Please expand this section to clarify why you are not a law firm and not subject to regulation as a law firm in the markets you plan to market your services. For example, please clarify whether you are merely a referral service for lawyers and describe your interactions with clients and the solicitors you will refer. Please clarify whether members would pay legal fees directly to you, and whether your handling of legal fees would subject you to further regulation. Further, please describe in more detail the "self-help information" that will be provided to the general public, which legal jurisdictions they relate to, and who will create such material.

Government Regulation, page 29

14.   Please clarify whether you expect to offer services by lawyers outside of the United Kingdom in the next 12 months. If so, please expand your government regulation section to include the countries and jurisdictions you plan to offer your legal consultation services in the next 12 months.

15.   We note that you cite to the Solicitors Regulation Authority ("SRA") and various legislation regulating solicitors in the United Kingdom on page 29. Please clarify any laws that address regulating the legal consultation or other services that you provide. It is unclear, for example, whether the SRA regulates entities that provide your legal industry support services.

Directors, Executive Officers, Promoter and Control Persons, page 31

16.   Please revise to clarify whether Mr. Charniak is a licensed attorney or lawyer and identify which jurisdictions he is licensed to practice law.

Certain Relationships and Related Transactions, page 33

17.   Please clarify Mr. Charniak's role with UAB Alax(x) Group. We note that Mr. Charniak is described as a "Leader" of UAB Alaxx Group in an online Lithuanian business directory, and that UAB Alax Group is your software development consultant, as noted on page 25 and in Exhibit 10.1. To the extent that UAB Alax(x) Group is a related party, please revise to provide the disclosure required by Item 404(a) of Regulation S-K.

Plan of Distribution, page 35

18.   On page 36, you disclose subscription checks for this offering are made payable to "Glolex, Inc." Please revise to clarify whether the proceeds will be held in a corporate bank account, the location of the bank account, and who has authorization to access funds from this bank account. Also, please file your subscription agreement, as we note your exhibit index erroneously indicates that it was filed as Exhibit 99.1 to the initial filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Maksim Charniak
Glolex, Inc.
July 7, 2016
Page 6

      You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

      Sincerely,

      /s/ Barbara C. Jacobs

      Barbara C. Jacobs
      Assistant Director
      Office of Information
      Technologies and Services